Exhibit 99.1

For Immediate Release	April 4, 2018

Celestica Completes Acquisition of Atrenne Integrated Solutions

TORONTO, Canada — Celestica, Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that it has completed its previously announced acquisition of Atrenne Integrated Solutions, Inc.

The acquisition supports Celestica’s strategy to expand its portfolio of end-to-end product lifecycle solutions to deliver added value to customers. Through this acquisition, Celestica is gaining deep expertise in the design and manufacture of ruggedized electromechanical solutions primarily for military and commercial aerospace applications.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. A leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit http://www.celestica.com/

About Atrenne Integrated Solutions, Inc.

Atrenne Integrated Solutions is an advanced, vertically-integrated, component and system provider serving aerospace, defense, computing, communications, and other technology-driven industries. Atrenne delivers integrated components, electronic packaging, fabricated metal, electronic assemblies and value-add build-to-print manufacturing services to industrial markets across the globe. With more than 40 years of experience, Atrenne provides innovatively engineered products and services throughout the program lifecycle, from concept to manufacturing to obsolescence management. Atrenne is proud to provide customers with fully-tested, reliable, electromechanical solutions on-time and with world-class quality. Atrenne is headquartered in the United States.

For more information, visit http://www.atrenne.com/

Forward-Looking Statements

This news release contains forward-looking statements related to the impact of the acquisition on our position in aerospace and defense, and our goal of broadening our portfolio of end-to-end product lifecycle solutions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, “goal”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks relating to a failure to achieve the anticipated benefits expected from the acquisition, and the failure to successfully integrate the acquisition, as well as those risks discussed in our various public filings at www.sedar.com and www.sec.gov, including in our interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: we will be able to successfully integrate the acquisition; and we will be able to successfully expand our portfolio of solutions and achieve other expected benefits through this acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts

Celestica Communications	Celestica Investor Relations

(416) 448-2200	(416) 448-2211

media@celestica.com	clsir@celestica.com